[Logo – American Funds®]

Capital Income Builder, Inc.
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Vincent P. Corti
Secretary

December 10, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Capital Income Builder, Inc.
File Nos. 811-05085 and 033-12967

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 25, 2009 to the fund’s Post-Effective Amendment No. 30 to the Registration Statement under the Securities Act of 1933 and Amendment No. 32 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on January 1, 2010.

1.           Investment objectives – page 1 of the fund’s prospectus

Comment:  The fund’s investment objective states, in part, that it seeks to provide you with a level of current income that exceeds the average yield on U.S. stocks generally.  Please explain (possibly in the Principal investment strategies section) how the fund views what this means.

Response:  We have added disclosure to the “Principal investment strategies” section of the fund’s prospectus that in seeking to provide you with a level of current income that exceeds the average yield on U.S. stocks generally, the fund generally looks to the average yield of stocks of companies listed on the S&P 500.

2.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please describe the types of equity securities that the fund invests in.

Response:  The fund invests primarily in common stocks and is not limited by the capitalization of the issuer.  We have revised the disclosure in this section to reflect that the fund invests primarily in common stocks for its equity component.  We have also revised the “Investment objectives, strategies and risks” section of the fund’s prospectus to reflect other types of equity securities in which the fund may invest, including preferred stocks and convertible preferred stocks, and that the fund may invest in a broad range of capitalizations.

3.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus does not specify any limits on the maturities or durations of securities held by the fund or the quality of debt securities in which the fund may invest.

Response:  The fund generally has the ability to invest in securities of all maturities and durations.  We will include disclosure to this effect in the “Investment objectives, strategies and risks” section of the prospectus.  In addition, we have added disclosure regarding different types and quality of debt securities in which the fund may invest.

4.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The fund discloses that it may invest significantly in securities of issuers domiciled outside the United States.  Please clarify if this applies to equity and debt securities and whether or not the fund invests in issuers located in developing markets.

Response:  We have clarified the disclosure to make it clear that the fund may invest in equity and debt securities of issuers located outside the United States.  The fund does invest in the securities of issuers located in developing markets; however, this is not a principal strategy of the fund.  We will include disclosure on investments in developing markets in the “Investment objectives, strategies and risks” section of the fund’s prospectus.

5.           Principal risks – page 3 of the fund’s prospectus

Comment:  In the first paragraph of this section please describe “other securities.”

Response:  Because the fund’s investments are primarily in common stocks and bonds, we have changed the disclosure in the “Principal risks” section to reflect this.  We have expanded this disclosure in the “Investment objectives, strategies and risks” section of the fund’s prospectus to include examples of other types of securities in which the find may invest.

6.           Principal risks – page 3 of the fund’s prospectus

Comment:  In the second paragraph of this section, please replace the word “values” with “prices.”

Response:  We will use the word “prices” for this disclosure going forward.

7.           Principal risks – page 3 of the fund’s prospectus

Comment:  Since the fund invests a significant portion of its assets in debt securities, please add disclosure regarding credit risk.

Response:  We will add disclosure regarding credit risk to the “Principal risks” section of the fund’s prospectus.

8.           Investment objectives, strategies and risks – page 8 of the fund’s prospectus

Comment:  The disclosure in the “Investment objectives, strategies and risks” section of the fund’s prospectus is very similar to a compilation of the disclosure in the summary section of the prospectus.

Response: Where we are disclosing the same strategy or risk in both the summary portion of the prospectus and the “Investment objectives, strategies and risks” section of the fund’s prospectus we prefer to have consistent disclosure.  We add further disclosure to the “Investment objectives, strategies and risks” section of the fund’s prospectus when the fund engages in strategies that are not its “principal strategies” to disclose those and the associated risks.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Vincent P. Corti
Vincent P. Corti
Secretary